MYSTICA CANDLE CORP.
136 Bradley Road
Salt Spring Island, BC, Canada  V8K 1J5
(604) 638-2283
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                                                                December 7, 2005

Anita Karu
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, DC USA 20549

Re: Mystica Candle Corp.
    Amendment No. 2 to Registration Statement on Form SB-2
    Filed November 8, 2005
    File No. 333-127703

Dear Ms. Karu,

Thank you for your assistance in the review of our filing. In response to your letter of November 22, 2005 we have amended our Registration Statement and provide this cover letter to assist you in your further review. To expedite your review we have mailed two marked copies to you as requested.

Plan of Operation

1. We have disclosed that in order to fully implement our business plan we will need $37,000 for the remaining 7 months of our fiscal year.

Report of Independent Registered Public Accounting Firm

2. We have revised Note 8 and the auditor has removed the dual date from his audit report per his conversation with the Staff Accountant.

Financial Statements

3.   We have provided reviewed financials statements through September 30, 2005.

Notes to Financial Statements

Note 8 - Revised Financial Statements

4. Note 8 has been expanded to state the nature of the revisions and the specific accounts and financial statement line items affected by the changes.

Sincerely,

/s/ Jon Suk
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Jon Suk
President & Director